UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NOCOPI TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

655212207
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655212207
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smoak Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,089,343
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,089,343

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,089,343
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON (see instructions) IA

Smoak Capital Management, LLC (SCM) is an investment adviser registered with the State of South Carolina. The securities reported in this Schedule 13G are held by separately managed accounts (Accounts) to which SCM serves as the discretionary investment manager. SCM has entered into an advisory agreement with each owner of the Accounts whereby SCM may possess investment power and voting power over the securities that are owned by the Accounts and may be deemed to be the beneficial owner of the shares of the Issuer held by the Accounts. However, the securities reported in this schedule are owned by the Accounts owners. SCM disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 655212207
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel B. Smoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,540,820
	6	SHARED VOTING POWER 2,089,343
	7	SOLE DISPOSITIVE POWER 2,540,820
	8	SHARED DISPOSITIVE POWER 2,089,343

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.87%
12	TYPE OF REPORTING PERSON (see instructions) HC

Item 1(a).	Name of Issuer:

NOCOPI TECHNOLOGIES, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

480 Shoemaker Road, Suite 104, King of Prussia, PA 19406

Item 2(a).	Name of Person Filing:

Smoak Capital Management, LLC and joint filer (see Item 7)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

14 Lynn St, Greenville, SC 29605

Item 2(c).	Citizenship:

South Carolina, US

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number: 655212207

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		4,630,163
	(b)	Percent of Class:		6.87%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	2,540,820
		(ii)	shared power to vote or to direct the vote:	2,089,343
		(iii)	sole power to dispose or to direct the disposition of:	2,540,820
		(iv)	shared power to dispose or to direct the disposition of:	2,089,343

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 7 Exhibit attached.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2021
Date

/s/ Daniel B. Smoak
Signature

Managing Member
Name/Title

ITEM 7 EXHIBIT

Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity/Individual	Item 3 Classification
Smoak Capital Management, LLC	IA
Daniel B. Smoak	HC

The relationship of the joint filers are as follows:

Mr. Daniel B. Smoak is the principal owner of Smoak Capital Management, LLC (SCM). SCM is an investment adviser registered with the State of South Carolina. Except for 2,540,820 shares owned individually by Mr. Smoak, the shares of Nocopi Technologies, Inc. covered by this report are held for the benefit of discretionary client accounts managed by SCM.

The ownership breakdown of the common stock of Nocopi Technologies, Inc. is as follows:

Mr. Smoak is a control person of SCM and therefore has indirect shared investment power and indirect shared voting power of 2,089,343 shares.

Mr. Smoak also has direct investment power and sole voting power of 2,540,820 shares, which he owns personally. SCM does not have any investment power or voting power over these shares.

No one SCM client account owns 5% or more of the shares.